Exhibit (i) (2)


KPN                                   Correspondence address:
International Participations          Postbus 30000
Maanplein 5                           2500 GA The Hague
2516 CK The Hague
Telephone: +31 70 3434343             Royal KPN
Fax: +3170 3432751                    Haaglanden
                                      Chamber of Commerce
                                      Reg.No. 02045200
                                      NL 008849225B02

Subject: Your letter of March 19, 2002

April 3, 2002

Special Committee
Board of Directors
Euroweb International Corp.


Dear Sirs,

     As you are probably aware KPN received a proposal from Amtel represented by Peter Klenner with an offer of USD 3.00 per share for the approximately 52% stake of KPN in Euroweb International Corp. (see attachments). KPN wants to know whether the Board of Directors represented by the Special Committee would approve the proposal from Amtel. Your answer and advice on this issue is highly appreciated to allow KPN to make its judgement on the offer. We are seeking a response from your side not later than 08:00 am Dutch Time, April 4, 2002.

Yours sincerely,

L. R. van Vliet